Exhibit 99.1

E-House Reports Third Quarter and First Nine Months of 2012 Results

SHANGHAI, China, November 15, 2012 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter and nine months ended September 30, 2012.

Third Quarter 2012 Financial and Operating Highlights

•                      Total gross floor area (“GFA”) of new properties sold increased by 35% year-on-year to 4.8 million square meters. Total value of new properties sold increased by 37% year-on-year to RMB40.7 billion ($6.4 billion)1.

•                      Total revenues increased by 25% year-on-year to $136.6 million.

•                      Non-GAAP2 income from operations increased by 79% year-on-year to $20.6 million.

•                      Non-GAAP net loss attributable to E-House shareholders was $7.8 million or $0.07 loss per diluted American depositary share (“ADS”).

First Nine Months of 2012 Financial and Operating Highlights

•                      Total GFA of new properties sold was 10.6 million square meters for the first nine months of 2012, an increase of 15% from the same period of 2011. Total value of new properties sold was RMB87.3 billion ($13.8 billion) for the first nine months of 2012, an increase of 7% from the same period of 2011.

•                      Total revenues were $309.9 million for the first nine months of 2012, an increase of 9% from the same period of 2011.

•                      Non-GAAP loss from operations was $22.0 million for the first nine months of 2012.

•                      Non-GAAP net loss attributable to E-House shareholders was $17.8 million, or $0.17 loss per diluted ADS, for the first nine months of 2012.

Xin Zhou, E-House’s co-chairman and CEO, commented: “The third quarter was relatively quiet on the real estate policy front. Our primary agency business benefited from year-on-year transaction volume growth and started its turn-around in operating profitability. Our online e-commerce business, which was used by more than 11,000 home buyers during the quarter, also showed continued growth momentum. Although growth in our consulting business was lackluster during the third quarter due to continued softness in land transaction consulting and project delays, we made progress in developing new information database products that we believe will contribute to our growth next year.”

Bin Laurence, E-House’s CFO, added: “We achieved healthy operating income this quarter, driven by improved profitability from our primary agency business. Although we continue to operate within a relatively slow real estate industry environment, we are glad to see that the Company is on its path to improved profitability.”

1 This press release contains translations of certain RMB amounts into U.S. dollar amounts solely for the convenience of the reader. The RMB amounts were translated into U.S. dollar amounts at a rate of RMB 6.3357 to US$1.00, which is the average central parity rate announced by the People’s Bank of China for the third quarter of 2012.

2 E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS,  and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and gain/(loss) from the disposal of subsidiaries. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Financial Results for the Third Quarter and First Nine Months of 2012

Revenues

Third quarter total revenues were $136.6 million, an increase of 25% from $109.3 million for the same quarter of 2011. For the first nine months of 2012, total revenues were $309.9 million, an increase of 9% from $284.2 million for the same period of 2011.

Real Estate Brokerage Services

Real estate brokerage services include primary real estate agency services and secondary real estate brokerage services. Third quarter revenues from real estate brokerage services were $60.2 million, an increase of 35% from $44.6 million for the same quarter of 2011. For the first nine months of 2012, revenues from real estate brokerage services were $133.4 million, an increase of 5% from $127.6 million for the same period of 2011.

Third quarter revenues from primary real estate agency services were $56.0 million, an increase of 39% from $40.2 million for the same quarter of 2011. This increase was mainly due to a 35% increase in total GFA of new properties sold and a 37% increase in total transaction value of new properties sold. (See “Selected Operating Data” below for more details on total GFA and transaction value of new properties sold.)

For the first nine months of 2012, revenues from primary real estate agency services were $122.3 million, an increase of 8% from $112.8 million for the same period of 2011. This increase was mainly due to a 15% increase in total GFA of new properties sold and a 7% increase in total transaction value of new properties sold. (See “Selected Operating Data” below for more details on total GFA and transaction value of new properties sold.)

Third quarter revenues from secondary real estate brokerage services were $4.2 million, a decrease of 3% from $4.4 million for the same quarter of 2011. As of September 30, 2012, E-House had a total of 68 secondary real estate brokerage stores in four cities in China, compared to 107 stores as of September 30, 2011 and 69 stores as of June 30, 2012.

For the first nine months of 2012, revenues from secondary real estate brokerage services were $11.1 million, a decrease of 25% from $14.8 million for the same period of 2011. This decrease was mainly due to the combined effect of lower rental transaction volume and a decrease of total transaction value of secondary real estate sold, which was in turn caused by the Company’s closing of a number of stores from 2011 in order to reduce costs and optimize the Company’s store network.

Real Estate Online Services

Third quarter revenues from real estate online services were $52.6 million, an increase of 34% from $39.3 million for the same quarter of 2011. This increase was mainly due to revenue growth in existing and new cities that the Company entered since 2010, as well as growth in e-commerce revenues.

For the first nine months of 2012, revenues from real estate online services were $113.8 million, an increase of 25% from $90.7 million for the same period of 2011. This increase was mainly due to revenue growth in existing and new cities that the Company entered since 2010, as well as growth in e-commerce revenues.

Real Estate Information and Consulting Services

Third quarter revenues from real estate information and consulting services were $16.5 million, a decrease of 9% compared to $18.2 million for the same quarter of 2011. The decrease was mainly due to a decline in consulting services revenue, partially offset by an increase in revenues from information services.

For the first nine months of 2012, revenues from real estate information and consulting services were $41.1 million, a decrease of 12% from $46.6 million for the same period of 2011. The year-on-year decrease was primarily due to a reduction in land transaction-related consulting fees, as well as a reduction in other consulting revenues from property developments due to the weak real estate market, partially offset by an increase in revenues from information services.

Other Services

Other services include offline real estate advertising services, promotional events services and real estate fund management services. Third quarter revenues from other services were $7.3 million, compared to $7.2 million for the same quarter of 2011.

For the first nine months of 2012, revenues from other services were $21.6 million, an increase of 11% from $19.3 million for the same period of 2011. The increase was mainly due to the expansion of promotional event services in the first nine months of 2012.

Cost of Revenues

Third quarter cost of revenues was $55.3 million, an increase of 19% from $46.5 million for the same quarter of 2011, primarily due to higher commission expense for sales staff in the primary real estate agency services, higher editorial cost related to the expanded coverage of the Company’s websites, and amortization of the exclusive right to sell Baidu’s real estate Brand Link products to real estate developers in China starting in August 2011.

For the first nine months of 2012, cost of revenues was $142.8 million, an increase of 32% from $108.6 million for the same period of 2011, primarily due to higher salary and commission expenses for the sales staff in the primary real estate agency services, higher editorial cost related to the expanded coverage of the Company’s websites, additional amortization of the exclusive right to sell Baidu’s real estate Brand Link products to real estate developers in China starting in August 2011, and higher cost of promotion event services in line with the increase of revenues.

Selling, General and Administrative (“SG&A”) Expenses

Third quarter SG&A expenses were $77.7 million, an increase of 12% from $69.4 million for the same quarter of 2011, primarily due to increased staff and marketing expenses for the Company’s real estate online services segment.

For the first nine months of 2012, SG&A expenses were $241.6 million, an increase of 27% from $190.7 million for the same period of 2011. This increase was primarily due to increased staff-related expenses, higher rental and online marketing expenses, as well as higher bad debt provision compared to the same period last year.

Income (Loss) from Operations

Third quarter income from operations was $5.9 million, compared to loss from operations of $420.1 million for the same quarter of 2011. For the third quarter of 2011, the Company recorded a $417.8 million goodwill impairment charge of the Company’s online segment. Third quarter non-GAAP income from operations was $20.6 million, an increase of 79% from $11.5 million for the same quarter of 2011.

For the first nine months of 2012, loss from operations was $68.5 million, compared to loss from operations of $427.3 million for the same period of 2011. For the first nine months of 2012, non-GAAP loss from operations was $22.0 million, compared to non-GAAP income from operations of $30.4 million in the same period of 2011.

Net Income (Loss)

Third quarter net loss was $20.1 million, compared to net loss of $425.6 million for the same quarter of 2011. Third quarter non-GAAP net loss was $6.1 million, compared to non-GAAP net income of $5.3 million for the same quarter of 2011.

For the first nine months of 2012, net loss was $65.6 million, compared to net loss of $433.1 million for the same period of 2011. Non-GAAP net loss for the first nine months of 2012 was $21.5 million, compared to non-GAAP net income of $23.6 million in the same period of 2011.

Net Income (Loss) Attributable to E-House Shareholders

Third quarter net loss attributable to E-House shareholders was $21.6 million, or $0.18 loss per diluted ADS, compared to net loss attributable to E-House shareholders of $235.3 million, or $2.97 loss per diluted ADS, for the same quarter of 2011. Third quarter non-GAAP net loss attributable to E-House shareholders was $7.8 million, or $0.07 loss per diluted ADS, compared to non-GAAP net loss attributable to E-House shareholders of $0.5 million, or $0.01 loss per diluted ADS, for the same quarter of 2011.

For the first nine months of 2012, net loss attributable to E-House shareholders was $55.3 million, or $0.54 loss per diluted ADS, compared to net loss attributable to E-House shareholders of $242.5 million, or $3.02 loss per diluted ADS, for the same period of 2011. Non-GAAP net loss attributable to E-House shareholders for the first nine months of 2012 was $17.8 million, or $0.17 loss per diluted ADS, compared to non-GAAP net income attributable to E-House shareholders of $9.2 million, or $0.11 per diluted ADS, for the same period of 2011.

Cash Flow

As of September 30, 2012, the Company had a cash balance of $167.4 million.

Third quarter 2012 net cash used in operating activities was $8.4 million. This amount was mainly attributable to non-GAAP net loss of $6.1 million, and an increase in accounts receivable of $38.4 million, offset by an increase in income and other tax payable of $27.9 million, non-cash depreciation and amortization (other than business acquisitions related) of $6.0 million and bad debt provision of $3.2 million.

Third quarter 2012 net cash used in investing activities was $13.4 million. This amount was mainly attributable to an $11.1 million payment to Baidu for the exclusive rights to sell its real estate Brand Link products in China, and $2.8 million for purchase of property and equipment.

Third quarter 2012 net cash proceeds from financing activities was $0.2 million.

Business Outlook

The Company currently estimates that its revenues for the fiscal year ending December 31, 2012 will be in the range of $440 million to $460 million, an increase of 10% to 15% from $401.6 million in 2011. This updated annual revenue guidance reflects the Company’s expectation that growth in online advertising will be softer than expected in the fourth quarter amid challenging overall macroeconomic environment.

Conference Call Information

E-House’s management will host an earnings conference call on November 15, 2012 at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-718-354-1231
Hong Kong:	+852-2475-0994
Mainland China:	800-819-0121

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”

A replay of the conference call may be accessed by phone at the following number until November 22, 2012:

International:	+1-646-254-3697
Passcode:	64358887

Additionally, a live and archived webcast will be available at http://ir.ehousechina.com.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 230 cities. E-House offers a wide range of services to the real estate industry, including online advertising, primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion and real estate investment management services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measure

To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and gain/(loss) from the disposal of subsidiaries. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and gain/(loss) from the disposal of subsidiaries, which may not be indicative of E-House’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and gain/(loss) from the disposal of subsidiaries are recurring expenses that may continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

In China

Michelle Yuan

Director of Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0754

E-mail: michelleyuan@ehousechina.com

Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-3073

E-mail: ej@ogilvy.com

In the U.S.

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1 (646) 460-9989

E-mail: ej@ogilvy.com

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars)

	December 31,	September 30,
	2011	2012
ASSETS
Current assets
Cash and cash equivalents	392,005	167,370
Restricted cash	2,582	2,066
Marketable securities	7,982	6,696
Customer deposits	56,168	82,353
Accounts receivable, net	244,081	281,866
Properties held for sale	1,287	1,279
Deferred tax assets	22,078	22,032
Prepaid expenses and other current assets	21,818	20,729
Amounts due from related parties	1,501	355
Total current assets	749,502	584,746
Property and equipment, net	27,976	40,571
Intangible assets, net	213,263	184,133
Investment in affiliates	32,484	31,829
Goodwill	49,328	49,259
Customer deposits, non-current	26,586	26,819
Other non-current assets	44,559	41,400
Total assets	1,143,698	958,757
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	5,686	3,039
Accrued payroll and welfare expenses	50,581	49,636
Income tax payable	45,762	35,884
Other tax payable	19,252	21,779
Amounts due to related parties	1,775	5,392
Advance from property buyers	2,194	2,026
Deferred revenue	11,499	13,015
Liability for exclusive rights, current	13,831	16,554
Other current liabilities	25,517	22,778
Total current liabilities	176,097	170,103
Deferred tax liabilities	40,109	40,102
Liability for exclusive rights, non-current	21,408	5,773
Other non-current liabilities	1,716	1,339
Total liabilities	239,330	217,317
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 79,065,624 and 118,034,273 shares issued and outstanding, as of December 31, 2011 and September 30, 2012 respectively	79	118
Additional paid-in capital	688,094	848,504
Subscription receivables	—	(85)
Accumulated deficit	(101,064)	(168,021)
Accumulated other comprehensive income	46,253	50,694
Total E-House equity	633,362	731,210
Non-controlling interests	271,006	10,230
Total equity	904,368	741,440
TOTAL LIABILITIES AND EQUITY	1,143,698	958,757

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2012	2011	2012

Revenues	109,301	136,586	284,226	309,858
Cost of revenues	(46,462)	(55,334)	(108,603)	(142,840)
Selling, general and administrative expenses	(69,434)	(77,734)	(190,716)	(241,551)
Goodwill impairment charge	(417,822)	—	(417,822)	—
Other operating income	4,299	2,376	5,635	6,032
Income (Loss) from operations	(420,118)	5,894	(427,280)	(68,501)
Interest income	636	264	1,948	1,385
Other loss, net	(8,522)	(2,243)	(12,358)	(2,764)
Income (Loss) before taxes, and equity in affiliates	(428,004)	3,915	(437,690)	(69,880)
Income tax benefit (expense)	2,460	(24,137)	5,120	4,157
Loss before equity in affiliates	(425,544)	(20,222)	(432,570)	(65,723)
Income (Loss) from equity in affiliates	(26)	159	(496)	109
Net loss	(425,570)	(20,063)	(433,066)	(65,614)
Less: net income (loss) attributable to non-controlling interests	(190,288)	1,521	(190,574)	(10,324)
Net loss attributable to E-House shareholders	(235,282)	(21,584)	(242,492)	(55,290)

Loss per share:
Basic	(2.97)	(0.18)	(3.02)	(0.54)
Diluted	(2.97)	(0.18)	(3.02)	(0.54)
Shares used in computation:
Basic	79,087,425	117,977,005	80,210,915	102,145,265
Diluted	79,087,425	117,977,005	80,210,915	102,145,265

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.3410 on September 30, 2012 and USD1 = RMB6.3357 for the three months ended September 30, 2012.

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2012	2011	2012

Net loss	(425,570)	(20,063)	(433,066)	(65,614)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	8,869	(893)	19,667	(2,745)
Comprehensive loss	(416,701)	(20,956)	(413,399)	(68,359)

Less: Comprehensive income (loss) attributable to non-controlling interests	(188,182)	1,423	(186,202)	(10,520)
Comprehensive loss attributable to E-House shareholders	(228,519)	(22,379)	(227,197)	(57,839)

E-HOUSE (CHINA) HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2012	2011	2012

GAAP income (loss) from operations	(420,118)	5,894	(427,280)	(68,501)
Share-based compensation expense	8,155	9,006	23,690	29,311
Amortization of intangible assets resulting from business acquisitions	5,645	5,737	16,215	17,212
Goodwill impairment charge	417,822	—	417,822	—
Non-GAAP income (loss) from operations	11,504	20,637	30,447	(21,978)

GAAP net loss	(425,570)	(20,063)	(433,066)	(65,614)
Share-based compensation expense (net of tax)	8,155	9,006	23,690	29,311
Amortization of intangible assets resulting from business acquisitions (net of tax)	4,853	4,934	14,074	14,801
Loss from the disposal of subsidiaries (net of tax)	—	—	1,054	—
Goodwill impairment charge	417,822	—	417,822	—
Non-GAAP net income (loss)	5,260	(6,123)	23,574	(21,502)

Net loss attributable to E-House	(235,282)	(21,584)	(242,492)	(55,290)
Share-based compensation expense (net of tax and non-controlling interests)	5,995	9,006	17,516	25,904
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,593	4,776	7,463	11,558
Loss from disposal of subsidiaries (net of tax and non-controlling interests)	—	—	565	—
Goodwill impairment charge (net of non-controlling interests)	226,183	—	226,183	—
Non-GAAP net income (loss) attributable to E-House shareholders	(511)	(7,802)	9,235	(17,828)

GAAP net loss per ADS — basic	(2.97)	(0.18)	(3.02)	(0.54)

GAAP net loss per ADS — diluted	(2.97)	(0.18)	(3.02)	(0.54)

Non-GAAP net income (loss) per ADS — basic	(0.01)	(0.07)	0.12	(0.17)

Non-GAAP net income (loss) per ADS — diluted	(0.01)	(0.07)	0.11	(0.17)

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	79,087,425	117,977,005	80,210,915	102,145,265

Shares used in calculating diluted GAAP net loss attributable to shareholders per ADS	79,087,425	117,977,005	80,210,915	102,145,265

Shares used in calculating diluted non-GAAP net income (loss) attributable to shareholders per ADS	79,087,425	117,977,005	80,688,211	102,145,265

E-HOUSE (CHINA) HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2012	2011	2012
Primary real estate agency service
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	3,576	4,825	9,216	10,569
Total value of new properties sold (millions of RMB)	29,622	40,698	81,725	87,303
Total value of new properties sold (millions of $)	4,641	6,429	12,600	13,812